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Exhibit 99.10

CONSENT OF INDEPENDENT ENGINEERS

We refer to: (i) our report dated January 31, 2015 and effective December 31, 2014, evaluating the proved and probable petroleum and natural gas reserves attributable to Baytex Energy Corp. (the "Company") and its affiliates located in the United States, which is entitled "Baytex Energy Corp. Summary Report Estimated Future Reserves and Income Attributable to Certain Leasehold Interests NI 51-101 Forecast Economic Parameters Canadian Currency As of December 31, 2014"; and (ii) our letter report dated February 6, 2015 and effective December 31, 2014, auditing the possible petroleum and natural gas reserves attributable the Company and its affiliates in the Eagle Ford area of Texas (collectively, the "Report").

We hereby consent to the references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and to the incorporation by reference in Registration Statements No(s). 333-163289 and 333-171568 on Form S-8, No. 333-171866 on Form F-3 and No 333-191762 on Form F-10 of the Company and Registration Statement No. 333-191764 on Form F-3 of Baytex Energy USA Ltd. and to the use of the Report.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2014 dated March 9, 2015, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

/s/ RYDER SCOTT COMPANY, L.P.
RYDER SCOTT COMPANY, L.P. TBPE Firm Registration No. F-1580 Houston, Texas, United States of America March 9, 2015

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  Exhibit 99.10